FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 333-114196

AXTEL, S.A. DE C.V.
(Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Monterey, Mexico, November 16, 2005- Axtel, S.A. de C.V. previously announced that it and certain of its shareholders intend, subject to market and other conditions, to list on the Mexican Stock Exchange and offer internationally common stock in the form of Ordinary Participation Certificates and American Depositary Shares.

Axtel today reports the following information with the respect to such offering. The offering will consist of approximately 921,690,000 Series B Shares in the form of Ordinary Participation Certificates (CPOs) and American Depositary Shares (ADSs). Approximately 614,460,000 of these Series B Shares would be sold by current shareholders. The selling shareholders also plan to grant to the initial purchasers of the shares an option to purchase up to an additional approximately 138,253,500 Series B Shares of the Axtel.

Each ADS will represent seven CPOs and each CPO will represent a financial interest in seven Series B Shares. The initial offering price of the ADSs is expected to be between US$14.74 and US$17.04 per ADS and the initial offering price of the CPOs is expected to be between Ps. 22.50 and Ps. 26.00 per CPO.

The common stock will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation S outside of the United States and Mexico.

The common stock has not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy the common stock, nor shall there be any sale of the common stock in any state in which such offer, solicitation or sale would be unlawful.

About Axtel:

Axtel is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services. Axtel has provided Mexico with a basic telecommunications infrastructure through an intelligent network that offers wide coverage to all markets. At present, it is operating in Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, and Tijuana.

Visit AXTEL on the web at www.axtel.com.mx

This report on Form 6-K may contain forward looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The Company’s actual results could differ materially from those set forth in the forward-looking statements, as a result of the risks associated with the Company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A. de C.V. By: /s/ Jose Antonio Velasco Jose Antonio Velasco Managing Director
Date: November 16, 2005